Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICE CO.

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(amounts in thousands of dollars)

	Year ended Dec. 31,
	2008	2007	2006	2005	2004
Earnings as defined:
Pretax income from continuing operations	$52,769	$55,596	$76,040	$100,178	$86,136
Add: Fixed charges	74,525	57,247	56,849	55,510	54,489
Earnings as defined	$127,294	$112,843	$132,889	$155,688	$140,625
Fixed charges:
Interest charges	$61,090	$55,261	$55,739	$54,084	$53,528
Interest component of leases	13,435	1,986	1,110	1,426	961
Total fixed charges	$74,525	$57,247	$56,849	$55,510	$54,489
Ratio of earnings to fixed charges	1.7	2.0	2.3	2.8	2.6